Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Moves Madsen Underground 8 Zone Drill Program Ahead of
     Schedule

     Toronto Stock Exchange
     Trading symbol - CRJ
     AMEX - CGR

     SASKATOON, June 3 /CNW/ - Claude Resources Inc. (TSX.CRJ : AMEX.CGR)
today announced that it plans to initiate the underground drill program at its
Madsen Property at Red Lake, Ontario from the 12th Level.
     The targeted time frame is now moved ahead to the 4th Quarter of 2008.
     The initial strategy was to launch the Madsen underground drill program from the 16th level toward the end of the 1st Quarter 2009.
     "The analysis we have undertaken since the beginning of 2008 has convinced us that the 12th level is the opportune platform from which to initiate a Phase One 10,000 meter - 10 drill hole program. This enables us to commence underground drilling and resource expansion months ahead of schedule," said Brian Skanderbeg, Vice President Exploration with Claude
Resources.
     The mine shaft dewatering, which began at the 6th level in June 2007 has surpassed the 10th level as of May 2008.
     "Claude plans to continue the dewatering until it reaches the bottom of the shaft at the 24th level while concurrently operating its underground drill program where it will target the historic high grade 8 Zone," stated Brian
Skanderbeg.
     Exploration programs are conducted under the direction of Qualified
Person Brian Skanderbeg, P.Geo., Vice President Exploration pursuant to NI
43-101 of the Canadian Securities Administrators. He has reviewed the contents of this news release for accuracy.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX.CRJ) and the American Stock Exchange (AMEX.CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets.
The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 800,000 ounces of gold from its Seabee operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., Phone: (306) 668-7505 or Email:
clauderesources(at)clauderesources.com; or Brian Skanderbeg, Vice President
Exploration, Claude Resources Inc., Phone: (306) 668-7505 or Email:
brians(at)clauderesources.com; or Dwight Percy, Vice President Corporate
Development, Claude Resources Inc., Phone: (306) 668-7501 or Email:
dpercy(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 10:03e 03-JUN-08